Exhibit 99.2

JUPAI Holdings Limited

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: JP)

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NOTICE OF ANNUAL GENERAL MEETING

To Be Held on December 24, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Jupai Holdings Limited (the “Company”) will be held at 15/F, Tower 2, Global Creative Center, No. 166 Minhong Road, Minhang District, Shanghai, 201100, the People’s Republic of China at 3:30 PM (Beijing time) on December 24, 2021. No proposal will be submitted for shareholder approval at the AGM, and no resolutions will be considered, voted upon, passed or adopted at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with the management.

The board of directors of the Company has fixed the close of business on November 24, 2021 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares, par value US$0.0005 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.  Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Holders of the Company’s Ordinary Shares or ADSs may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://jupai.investorroom.com, or by email to ir@jpinvestment.cn or by writing to:

Jupai Holdings Limited
15/F, Tower 2, Global Creative Center,

No. 166 Minhong Road, Minhang District ,

Shanghai, 201100, People’s Republic of China
Attention: Eddie Guo

Exhibit 99.2

By Order of the Board of Directors,

Jupai Holdings Limited

/s/ Jianda Ni ______________________

Jianda Ni

Chairman of the Board of Directors

Shanghai, China, December 17, 2021

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